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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

Gil Trotino

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

gtrotino@magicsoftware.com

Magic Software Wins an iBOLT Portal Deal

with Vodafone Netherlands

Portal Solution to Be Used To Enhance Service Management Platform

Houten, Netherlands (July 19, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced the signing of an iBOLT Portal deal with Vodafone Netherlands, one of Netherland’s leading telecommunication companies. In this engagement, iBOLT Portal will be used to enhance a Service Management platform, to provide real time information and services to internal support and operations personnel.

The portal will help to increase the level and quality of service that customers receive. It will provide the ability to target and prioritize customer groups and users, such as corporate customers and monitor services received with special login areas and work zones. Various departments including customer services, marketing, product management, operations and corporate customer support are expected to use the system.

The iBOLT Portal in conjunction with other technologies will be implemented by one of the biggest system integrators in the market as part of a solution providing an end-to-end real time view of services that customers are receiving. Using this system, it is expected that customers will receive better customer service and improved operational efficiency.

“We are pleased to receive this endorsement from one of the largest telecom companies in the world,” said Regev Yativ, Managing Director of Magic EMEA; “iBOLT Portal was chosen based on its unique and advanced architecture and following a significant product evaluation managed by top technology and business experts. We expect iBOLT Portal to play a significant role in enhancing the organization’s customer services and operations, and help generate more satisfied customers, better revenue and ROI. The iBolt offering was chosen by many organizations for complicated and mission critical tasks and we are very pleased with the growing number of satisfied iBolt customers in EMEA”.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 19, 2004